

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Barry L. Biffle
President and Chief Executive Officer
Frontier Group Holdings, Inc.
4545 Airport Way
Denver, CO 80239

> **Re: Frontier Group Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 18, 2021**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 19, 2021**
> **File No. 333-254004**

Dear Mr. Biffle:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Business
Competition, page 124

1. We have reviewed the revised disclosure in footnote 3 on page 124 in response to comment 7. Please revise your disclosure to clearly indicate whether:
    - You calculated each of the metrics for Adjusted CASM (Excluding Fuel) and Adjusted CASM + net interest based on publicly available information;
    - You believe the methodology used to calculate Adjusted CASM (Excluding Fuel) for each of the airlines was applied consistently; and,

- CASM and RASM were derived directly from the publicly available information for each of airlines presented.

You may contact Yong Kim at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tony Richmond